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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
30108

SEC MAIL RECEIVED PROCESSING SECTION
MAR 01 2011
WASH. D.C.
189

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM / DD / YY) AND ENDING 12/31/10 (MM / DD / YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GPC Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

715 Peachtree Street, 10th Floor
(No. and Street)

Atlanta	Georgia	30308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip DeCamara — 609-274-8053 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

300 Madison Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AFFIRMATION

I, Philip DeCamara, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to GPC Securities, Inc. (the "Company") for the year ended December 31, 2010, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Phil DeCamara 2/25/2011

Signature Date

CEO of GPC Securities, Inc.

Title

Subscribed and sworn to before me
on this 25 th day of February, 2011.

Pamela Denise Brown

PAMELA DENISE BROWN
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 11/3/2011

GPC Securities, Inc.
Balance Sheet
December 31, 2010

Assets		
Cash and cash equivalents	$	1,386,799
Cash segregated for regulatory purposes or deposited with clearing organizations		254,190
Receivables from customers held at clearing broker		24
Receivables from parent		39,526
Receivables from clearing broker		1,194
Prepaid expenses		3,367
Deferred tax asset		1,225
Total Assets	$	1,686,325
Liabilities and Stockholder's Equity		
Liabilities		
Payables to customers held at clearing broker	$	1,249
Payables to parent		100,000
Accrued expenses		97,791
Payables to affiliate		7,389
Income tax payable		7,778
Total Liabilities		214,207
Stockholder's equity		
Common stock, $1 par value - authorized, 5,000,000 shares; issued and outstanding, 21,426 shares		21,426
Additional paid-in capital		1,445,515
Retained earnings		5,177
Total Stockholder's Equity		1,472,118
Total Liabilities and Stockholder's Equity	$	1,686,325

The accompanying notes are an integral part of this financial statement.

1. Summary of Significant Accounting Principles

Description of Business
GPC Securities, Inc. (the "Company") is a registered broker dealer that distributes securities of investment companies as well as equity securities. The Company is a subsidiary of The Princeton Retirement Group, Inc. (the "Parent"), a wholly owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co."), which is a wholly owned subsidiary of Bank of America Corporation (the "Corporation"). The Company maintains an agreement with Penson Financial Services, Inc. ("Penson"), formerly known as Ridge Clearing & Outsourcing Solutions, Inc., for clearing services on a fully disclosed basis for accounts introduced by the Company. The Company has received approval from Financial Industry Regulatory Authority, Inc. to participate as a member of the National Securities Clearing Corporation to clear transactions in securities of investment companies initiated by plan fiduciaries serviced by the Parent.

Basis of Presentation
The financial statements are presented in accordance with U.S. Generally Accepted Accounting Principles which include industry practices.

Use of Estimates
In presenting the financial statements, management makes estimates that affect the reported amounts and disclosure of contingencies. Estimates, by their nature, are based on judgment and available information. Therefore, actual results could differ from those estimates and could have a material impact to the financial statements. It is possible such changes could occur in the near term.

Cash and Cash Equivalents
The Company considers shares of mutual funds which invest primarily in highly liquid instruments with original maturities of three months or less at the time of purchase to be cash equivalents. In addition to cash of $570,758, the Company also owns shares of a money market mutual fund in the amount of $816,041 at December 31, 2010. The amounts recognized for cash and cash equivalents in the Balance Sheet are recognized at or approximate fair value amounts.

Cash Segregated for Regulatory Purposes or Deposited with Clearing Organizations
At December 31, 2010, the Company had $214,190 in cash segregated for regulatory purposes and $40,000 deposited with clearing organizations. These amounts approximate fair value.

Receivables from Customers and Payable to Customers held at Clearing Broker
Customer securities and transactions are recorded on a settlement date basis. Receivables from and payables to customers include amounts due on cash transactions. Due to their short-term nature, such amounts approximate fair value. Commissions charged for executing customer transactions are recorded on a trade date basis.

Receivables from Clearing Broker
Receivables from our clearing broker primarily include amounts receivable for clearing services on mutual fund and stock transactions. Due to their short-term nature, such amounts approximate fair value.

Income Taxes

The Company provides for income taxes on all transactions that have been recognized in the Financial Statements in accordance with ASC 740, *Income Taxes* ("Income Tax Accounting"). Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are more-likely-than-not to be realized. Pursuant to Income Tax Accounting, the Company may assess various sources of evidence in the conclusion as to the necessity of valuation allowances to reduce deferred tax assets to amounts more-likely-than-not to be realized, including the following: 1) past and projected earnings, including losses, of the Company, ML&Co. and Bank of America, as certain tax attributes such as U.S. net operating losses ("NOLs"), U.S. capital loss carryforwards and foreign tax credit carryforwards can be utilized by Bank of America in certain income tax returns, 2) tax carryforward periods, and 3) tax planning strategies and other factors of the legal entities, such as the intercompany tax-allocation policy. The method of allocating income tax expense is determined in accordance with the Bank of America intercompany tax-allocation policy. This policy specifies that income tax expense will be computed for all Bank of America subsidiaries generally on a separate company method, taking into account income tax planning strategies and the tax position of the consolidated group and the Company. Under this policy, tax benefits associated with net operating losses (or other tax attributes) of the Company are payable to the Company upon the earlier of the utilization in the Bank of America's returns or the utilization in the Company's pro forma returns. The Company recognizes and measures its unrecognized tax benefits in accordance with Income Tax Accounting. The Company estimates the likelihood, based on their technical merits, that tax positions will be sustained upon examination considering the facts and circumstances and information available at the end of each period. The Company adjusts the level of unrecognized tax benefits when there is more information available, or when an event occurs requiring a change. In accordance with Bank of America's policy, any new or subsequent change in an unrecognized tax benefit related to a Bank of America state consolidated, combined or unitary return in which the Company is a member will not be reflected in the Company's balance sheet. However, upon Bank of America's resolution of the item, any material impact determined to be attributable to the Company will be reflected in the Company's balance sheet. The Company accrues income-tax-related interest and penalties, if applicable, within income tax expense.

The Company's results of operations are included in the U.S. federal income tax return and certain state income tax returns of Bank of America. The method of allocating income tax expense is determined under the intercompany tax allocation policy of Bank of America. This policy specifies that income tax expense will be computed for all Bank of America subsidiaries generally on a separate company method, taking into account the tax position of the consolidated group and the Company. Under this policy, tax benefits associated with net operating losses (or other tax attributes) of the Company are payable to the Company upon the earlier of the utilization in Bank of America's returns or the utilization in the Company's pro forma returns.

2. Income Taxes

At December 31, 2010, the net deferred tax asset of $1,225 is attributable to future tax deductions associated with state and local taxes. The Company has not recorded a valuation allowance for the deferred tax asset at December 31, 2010 as the Company believes it is more-likely-than-not that estimated future taxable income will be sufficient to utilize these assets prior to expiration.

The Company is included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of Bank of America. Bank of America allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate with certain state tax adjustments. In addition, the Company files tax returns in certain states on a standalone basis. At December 31, 2010, the Company had a current tax payable to ML&Co. and Bank of America of $7,778.

ML&Co. is under examination by the Internal Revenue Service ("IRS") and other tax authorities in countries and other states in which it has significant business operations. The years under examination vary by jurisdiction.

Below is a chart of tax years that remain subject to examination by major tax jurisdictions:

Jurisdiction	Years Under Examination[1]	Status at December 31, 2010
U.S. Federal	2004	In appeals process
U.S. Federal	2005-2009	Field examination
New York	2007-2008	Field examination

[1] All subsequent tax years in the jurisdictions above remain open to examination.

The IRS proposed adjustments for two issues in the audit for the tax year 2004 which ML&Co. has protested to the Appeals office. The issues involve eligibility for the dividends received deductions and foreign tax credits with respect to a structured investment transaction. ML&Co. intends to protest any proposed adjustments for these two issues for the tax years 2005, 2006, and 2007.

The Company files income tax returns in multiple state jurisdictions each year and is under continuous examination by various state and foreign taxing authorities. While many of these examinations are resolved every year, the Company does not anticipate that resolutions occurring within the next twelve months would result in a material change to the Company's financial position.

At December 31, 2010, the Company did not have any unrecognized tax benefits. As described in Note 1, any unrecognized tax benefit related to a state consolidated, combined or unitary return in which the Company is a member, is not reflected in the Company's Balance Sheet until such time as the tax position is resolved.

While it is reasonably possible that a significant change in unrecognized tax benefits related to certain state consolidated, combined or unitary returns will occur within twelve months of December 31, 2010, quantification of an estimated range cannot be made at this time due to the uncertainty of the potential outcomes.

3. Related Party Transactions

The Parent and the Company entered into a management agreement, which was modified on March 5, 2010. As compensation for services that the Company provides pursuant to the management agreement, and also taking into account the services that the Parent provides to the Company, the Company is entitled to an annual service fee equal to the amount, if any, by which the Company's "Net Expenses" exceeds its "Net Revenues" plus 2%. For purposes of calculating the annual Service Fee, (i) "Net Revenues" are those revenues generated by the Company before

the service fee, from sources other than trading commissions and interest income, and (ii) "Net Expenses" include all of the Company's expenses other than income taxes. The services provided to the Company by the Parent include rent, administrative expenses, telecommunications expenses and utilities.

In addition to the management agreement above, the Parent provided $100,000 to the Company to cover settlement breaks, if they were to occur, with Hartford. Under the agreement with Hartford, the Company is responsible for up to $100,000 in settlement breaks. Upon dissolution of the agreement with the customer, the Company is obligated to return these funds to the Parent.

At December 31, 2010, the Company has payables to an affiliate of $7,389 and receivables from the Parent of $39,526. These amounts are noninterest bearing and due upon demand. The Company had a current income tax payable to affiliate of $7,778 at December 31, 2010.

4. Contingencies

Litigation

Amounts are accrued for the financial resolution of claims that have either been asserted or are deemed probable of assertion if, in the opinion of management, it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. In many cases, it is not possible to determine whether a liability has been incurred or to estimate the ultimate or minimum amount of that liability until the case is close to resolution, in which case no accrual is made until that time. Accruals are subject to significant estimation by management, with input from any outside counsel handling the matter. The Company is not a party to any actions or claims; therefore, no amounts have been accrued as liabilities in the Financial Statements.

5. Net Capital and Reserve Requirements and Other Regulatory Matters

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This regulation requires both the maintenance of a minimum level of net capital as well as a ratio of aggregate indebtedness to net capital, both as defined. At December 31, 2010, the Company had net capital, as defined, of $1,409,420, which was $1,159,420 in excess of its required minimum net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 15% at December 31, 2010.

For the year ended December 31, 2010, the Company was exempt from provisions of the Securities and Exchange Commission's Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii). The (k)(2)(i) provision includes establishing a customer cash account for the exclusive benefit of the customer, which the Company utilizes for the transactions initiated by plans serviced by the Parent only.

6. Subsequent Events

ASC 855, Subsequent Events, requires the Company to evaluate whether events, occurring after the balance sheet date but before the date the financial statement is available to be issued, require accounting as of the balance sheet date, or disclosure in the financial statements. The Company has evaluated such subsequent events through February 28, 2011.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended DECEMBER, 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

030108 FINRA DEC
GPC SECURITIES INC 15*15
MAIL CODE GA2-002-10-43
ATTN: KEVIN DOWNING
715 PEACHTREE ST NE 10TH FL
ATLANTA GA 30308-1227

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

KEVIN DOWNING 404-607-2233

2. A. General Assessment (item 2e from page 2) $ 393

B. Less payment made with SIPC-6 filed (exclude interest) (285)

7/30/2010
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 108

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 108

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 108

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GPC Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 17 day of February, 2011.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning JAN 1, 2010 and ending DEC 31, 2010
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 396,344
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		28,428
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		28,428
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		267,311
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 215	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		215
Total deductions		267,526
2d. SIPC Net Operating Revenues		$ 157,246
2e. General Assessment @ .0025		$ 393

(to page 1, line 2.A.)

GPC Securities, Inc.

(S.E.C. I.D. 30108)
Balance Sheet
December 31, 2010

GPC Securities, Inc.
Index
December 31, 2010

pwc

Report of Independent Auditors

To the Board of Directors and Stockholder of
GPC Securities, Inc.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of GPC Securities, Inc. (the "Company") at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this financial statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us